UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-42186

BloomZ Inc.

Toyo Recording 1F, 4-5-19 Akasaka

Minato-ku, Tokyo 107-0052

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On August 20, 2024, Mr. Hideki Sawai notified BloomZ Inc. (the “Company”) of his resignation as Chief Financial Officer (“CFO”) of the Company, effective as of August 20, 2024. Mr. Hideki Sawai has advised the Company that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancy created by Mr. Hideki Sawai’s departure, on August 20, 2024, the Board of the Company appointed, Mr. Minoru Muranaga as CFO of the Company. The appointment of Mr. Minoru Muranaga as CFO has an initial term of three years and may be automatically extended for successive one-year terms unless terminated. The biographical information of Mr. Minoru Muranaga is set forth below.

Mr. Minoru Muranaga, age 57, has served as the accounting manager of Kabushiki Kaisha BloomZ, a joint-stock corporation with limited liability organized under the laws of Japan and a wholly owned subsidiary of the Company (“BloomZ Japan”), since July 2023. Prior to joining the Company and BloomZ Japan, Mr. Muranaga worked as a manager at FORUM8 Co., Ltd., a Japanese software developer and supplier, between June 2018 and November 2022. Mr. Muranaga received his bachelor’s degree in social science from Waseda University in 1992 and has a certificate as a Japanese Certified Public Accountant.

Mr. Minoru Muranaga does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2024

BloomZ Inc.

By:	/s/ Kazusa Aranami
Name:	Kazusa Aranami
Title:	Chief Executive Officer

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